BACCHUS LAW GROUP	1511 West 40th Avenue
Corporate & Securities Law	Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

September 12, 2007

Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Spirgel:

Re:	Capital Alliance Group, Inc. (the “Company”)
Registration Statement on Form 20-FR
Amendment No. 3 filed on August 27, 2007
File No. 0-31557

General

Part I

Item 4. Information on the Company, page 21

1.

We note your response to comment one from our letter dated August 10, 2007 and your disclosure on page 21 that you have not identified a potential buyer for IRIX. Please reconcile with your disclosure on page 99 that you intend to resume negotiations with Asia Interactive.

Response:
The following paragraphs have been revised and now read:

On Page 21:

We had previously identified a potential purchaser, but the negotiation was stalled. We have not identified any other potential buyers for IRIX. Currently the proposed sale plan is in an initial stage. Other than the proposed divestiture of IRIX, we do not plan to use CAG as a vehicle for spin-offs, reverse mergers, or other strategic transactions. However, CIBT, our subsidiary, may look for opportunities of acquisition to build new campuses or schools in China.

On Page 46:

Currently we are in the initial stages of this strategy with the sale of IRIX, since the negotiations for the sale of IRIX between CAG and Asia Interactive were stalled. While we intend to resume negotiations with Asia Interactive, there is no assurance that negotiations between CAG and Asia Interactive will ever resume. The target completion dates are based on our current expectations and are subject to risks and uncertainties (See “Item 5.D Trend Information” in this Registration Statement). We may not identify any other potential buyers, or successfully complete a transaction.

Note 6, Share Capital
Stock – based compensation, page F-32

2.

We have considered your response to prior comment 5. We continue to believe that the amount of the unrecognized compensation expense for the six months ended June 30, 2006 is material to results of operations under both Canadian and US GAAP reporting. Therefore, please restate your financial statements in the amended filing to recognize the appropriate amount of compensation expense for all periods presented.

Response:
The Company has restated its financial statements and updated its management’s discussion and analysis as well.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC